PIMCO REIT, Inc.

650 Newport Center Dr.,

Newport Beach, CA 92660

October 14, 2016

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	PIMCO REIT, Inc.
Withdrawal of Registration Statement on Form S-11 (File No. 333-173321)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, , PIMCO REIT, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registration Statement on Form S-11 (File No. 333-173321), together with all exhibits and amendments thereto (the “Registration Statement”). The Registration Statement was originally filed with the Commission on April 5, 2011.

As requested by the staff of the Commission, the Registrant submits this request for withdrawal as it does not intend to pursue the contemplated public offering of the securities covered by the Registration Statement at this time. The Registrant confirms that the Registration Statement has not been declared effective and no securities have been or will be issued or sold pursuant thereto. The Registrant also acknowledges that no refund will be made for the fees paid to the Commission in connection with the filing of the Registration Statement.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at 650 Newport Center Dr., Newport Beach, CA 92660, and to the Registrant’s special counsel, Latham & Watkins LLP, Attention: William J. Cernius, Esq., 650 Town Center Drive, Suite 2000, Costa Mesa, CA 92620, Facsimile Number: (714) 755-8920.

Sincerely,

PIMCO REIT, Inc.

By:	/s/ Jennifer Bridwell
Jennifer Bridwell
Chief Executive Officer